FOR IMMEDIATE RELEASE

CONTACT:
Leading Brands, Inc.
Tel: (604) 685-5200
Email: info@LBIX.com

LEADING BRANDS, INC.
Q1 RESULTS
Proprietary Branded Revenue Growth 74.4%

Net After Tax Loss of $0.01 per Share During Transitional Quarter

Vancouver, Canada, July 5, 2007 - Leading Brands, Inc. (NASDAQ: LBIX), North America’s only fully integrated healthy beverage company, announces results for the first quarter of its 2007 fiscal year, which ended May 31, 2007. All financial amounts are denominated in US dollars.

Net Loss for the quarter was $185,000 ($53,000 before non-cash income tax expense of $132,000), or $0.01 per share, versus net income of $265,000 or $0.02 per share in Q1 of last year. Gross Revenue for the quarter was $10,558,000, versus $13,234,000 in Q1 of the prior year. The decrease in gross revenue was specifically attributable to the discontinuance of three now non-core businesses during this and the immediately preceding fiscal quarters. US dollar quarter over quarter proprietary branded gross revenue growth was 74.4%, significantly offsetting that decrease.

The amount received by the Company as a termination fee under its agreement with Hansen Beverage Company was approximately $1,225,000. During this quarter, the Company incurred a loss related to the closing of its Vancouver plant of $652,000 - including equipment relocation costs - which in turn contributed to the quarter over quarter increase in SG&A costs. That plant was ultimately shut by the end of June. The non-cash income tax expense was generated from the payment of the Hansen termination fee. Non-cash stock based compensation for the quarter was $82,000. Slotting fees, discounts and rebates were $1,020,000 this quarter, down slightly from Q1 of last year.

Leading Brands Chairman and CEO Ralph McRae said: “This was a quarter of transition for our Company, away from distributing and bottling for third parties to selling our own proprietary brands. Gross revenues generated in Q1 this year from businesses we no longer engage in: (a) third party distribution; (b) our Vancouver plant and (c) Hansen distribution, were in aggregate approximately $4,000,000 less than they were in Q1 of last year. That was the sole reason for the quarter over quarter decrease in gross revenues. The difference was made up by our continuing strong proprietary branded revenue growth. As I mentioned during our last conference call and in our July newsletter, it will take us several months to fully replace the revenue from these discontinued businesses with those of our proprietary brands.”

Mr. McRae concluded: “Our first quarter was focused on clearing the slate of our legacy third party distribution and bottling. We then, during Q2: (a) commenced broad distribution of STOKED™ Energy Drinks in Canada and just recently pushed the brand into the US where the energy drink market is more than 40 times the size of that in Canada; (b) obtained our first US distributor listings for Infinite Health™ Water; (c) re-introduced TREK® Natural Sports Drinks in the same US channels; (d) commenced our video game marketing initiative for STOKED™ Energy Drinks and (e) obtained nation-wide distribution of TrueBlue™ 16oz through 7-Eleven® Convenience Stores. We are very excited about what lies ahead.”

In conjunction with this release, you are invited to listen to the Company’s conference call, which will be held on Thursday, July 5, 2007, at 8:00 am, Pacific Time, (11:00 am Eastern Time), with Ralph McRae, Chairman and CEO of Leading Brands, Inc.

TO PARTICIPATE IN THE CONFERENCE CALL PLEASE DIAL-IN:

1-416-850-9144

If you are unable to participate during the live conference call, the call will be archived for 30 days. To hear a replay of the call, please visit the Company’s website at www.LBIX.com or dial 1-416-915-1035 and reference the passcode 878910.

Leading Brands will continue to provide operational updates in its monthly newsletter on the first of most months, posted at www.LBIX.com.

About Leading Brands, Inc.
Leading Brands, Inc. (NASDAQ:LBIX) is North America’s only fully integrated healthy beverage company. Leading Brands creates, designs, bottles, distributes and markets its own proprietary premium beverage brands such as TrueBlue® Blueberry Juice, LiteBlue® Blueberry Juice, TREK® Natural Sports Drinks, NITRO® Energy Drinks, STOKED™ Energy Drinks, INFINITE® Health Water and Caesar’s® Cocktails via its unique Integrated Distribution System (IDS) ™ which involves the Company finding the best and most cost-effective route to market. The Company strives to use the best natural ingredients hence its mantra: Better Ingredients – Better Brands.

Forward Looking Statements
Certain information contained in this press release includes forward-looking statements. Words such as “believe”, “expect,” “will,” or comparable terms, are intended to identify forward-looking statements concerning the Company’s expectations, beliefs, intentions, plans, objectives, future events or performance and other developments. All forward-looking statements included in this press release are based on information available to the Company on the date hereof. Such statements speak only as of the date hereof. Important factors that could cause actual results to differ materially from the Company’s estimations and projections are disclosed in the Company’s securities filings and include, but are not limited to, the following: general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other risk factors described from time to time in securities reports filed by Leading Brands, Inc.

We Build Brands™
©2007 Leading Brands, Inc.

This news release is available at www.LBIX.com

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LEADING BRANDS, INC.
CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT
(UNAUDITED)

(EXPRESSED IN UNITED STATES DOLLARS)	May 31	May 31
	2007	2006

Gross sales	$10,557,809	$13,234,308
Less: Discounts, rebates and slotting fees	(1,020,098)	(1,127,410)
Net sales	9,537,711	12,106,898

Expenses (Income)
Cost of sales	7,179,376	8,532,485
Selling, general & administration expenses	3,343,664	2,776,319
Depreciation and amortization	157,471	225,816
Interest expense	135,282	125,768
Other income	(1,225,249)	-
Total expenses	9,590,544	11,660,388

Net income (loss) before taxes	(52,833)	446,510
Less: Income tax expense	132,248	181,667
Net income (loss) after taxes	(185,081)	264,843

Deficit, beginning of period	(22,564,870)	(19,010,186)

Deficit, end of period	($22,749,951)	($18,745,343)

EARNINGS (LOSS) PER SHARE
Basic	($ 0.01)	$0.02
Diluted	($ 0.01)	$0.02

Weighted average number of shares outstanding
- Basic	16,421,241	15,114,322
- Diluted	16,421,241	16,537,735